Exhibit 99.1

RLX Technology Announces First Quarter 2021 Unaudited Financial Results

BEIJING, June 2, 2021 /PRNEWSWIRE/ - RLX Technology Inc. (“RLX Technology” or the “Company”) (NYSE: RLX), a leading branded e-vapor company in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial Highlights

•	Net revenues were RMB2,398.5 million (US$366.1 million), representing an increase of 48.2% from RMB1,618.5 million in the fourth quarter of 2020.
•	Gross margin was 46.0%, compared to 42.9% in the fourth quarter of 2020.
•	GAAP net loss was RMB267.0 million (US$40.8 million), compared with RMB236.7 million in the fourth quarter of 2020.
•	Non-GAAP net income[1] was RMB610.5 million (US$93.2 million), representing an increase of 45.6% from RMB419.3 million in the fourth quarter of 2020.

“2021 began, on a solid note, with strong growth in key performance metrics of our business,” said Ms. Ying (Kate) Wang, Co-founder, Chairperson of the Board of Directors and Chief Executive Officer of RLX Technology. “Specifically, our expansion in distribution network fueled a strong sequential growth, further demonstrating sustained user demand for our e-vapor product portfolio.”

“As the go-to brand of e-vapor products in China, we remain dedicated to investing in deepening our scientific research, improving our technology and product development, expanding our distribution network and retail outlets as well as enhancing supply chain and production capabilities. In the first quarter, we opened our Quality Lab to further strengthen our quality assurance and control capabilities, and started developing our second and third exclusive production plants to enhance our production capabilities. We believe we are well positioned to further capture the growth potential in the e-vapor industry in China,” Ms. Wang concluded.

“Our robust results in the first quarter of 2021 exemplify our strong capabilities in meeting user demands for reliable, innovative and trustworthy products,” said Mr. Chao Lu, Chief Financial Officer. “Building on rapid revenue growth and continued efforts in improving operating leverage, our gross margin and non-GAAP net margin have remained steady in the first quarter. We will continue to pursue user value creation by enhancing our suite of product offerings and strengthening our brand leadership in the market.”

First Quarter 2021 Unaudited Financial Results

Net revenues increased by 48.2% to RMB2,398.5 million (US$366.1 million) in the first quarter of 2021 from RMB1,618.5 million in the fourth quarter of 2020. The increase was primarily due to an increase in net revenues from sales to offline distributors, which was mainly attributable to the expansion of the Company’s distribution and retail network.

Gross profit increased by 59.1% to RMB1,104.1 million (US$168.5 million) in the first quarter of 2021 from RMB694.1 million in the fourth quarter of 2020.

Gross margin increased to 46.0% in the first quarter of 2021, compared to 42.9% in the fourth quarter of 2020.

1 Non-GAAP net (loss)/income is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Operating expenses were RMB1,216.0 million (US$185.6 million) in the first quarter of 2021, representing an increase of 42.6% from RMB852.6 million in the fourth quarter of 2020.

Selling expenses increased by 48.2% to RMB291.5 million (US$44.5 million) in the first quarter of 2021 from RMB196.7 million in the fourth quarter of 2020. The increase was mainly driven by (i) an increase in salaries and welfare benefits, (ii) an increase in branding material expenses, and (iii) an increase in shipping expenses.

General and administrative expenses increased by 59.5% to RMB712.8 million (US$108.8 million) in the first quarter of 2021 from RMB447.0 million in the fourth quarter of 2020. The increase was primarily due to (i) an increase in salaries and welfare benefits, and (ii) an increase in share-based compensation expenses, partially offset by a decrease in legal and other consulting fees.

Research and development expenses increased by 1.3% to RMB211.6 million (US$32.3 million) in the first quarter of 2021 from RMB208.9 million in the fourth quarter of 2020. The increase was primarily driven by an increase in salaries and welfare benefits, partially offset by (i) a decrease in share-based compensation expenses, and (ii) a decrease in material expenses.

Share-based compensation expenses recognized in selling expenses, general and administrative expenses and research and development expenses in total were RMB877.5million (US$133.9 million) in the first quarter of 2021 and RMB656.1 million in the fourth quarter of 2020.

Loss from operations was RMB111.9 million (US$17.1 million) in the first quarter of 2021, compared with RMB158.5 million in the fourth quarter of 2020.

Income tax expense was RMB176.3 million (US$26.9 million) in the first quarter of 2021, compared with RMB110.6 million in the fourth quarter of 2020, primarily due to an increase in taxable income.

GAAP net loss was RMB267.0 million (US$40.8 million) in the first quarter of 2021, compared with RMB236.7 million in the fourth quarter of 2020.

Non-GAAP net income was RMB610.5 million (US$93.2 million) in the first quarter of 2021, representing an increase of 45.6% from RMB419.3 million in the fourth quarter of 2020.

GAAP basic and diluted net loss per American depositary share (“ADS”) were both RMB0.174 (US$0.027) in the first quarter of 2021, compared to RMB0.165 in the fourth quarter of 2020.

Non-GAAP basic and diluted net income per ADS2 were both RMB0.398 (US$0.061) in the first quarter of 2021, compared to RMB0.292 in the fourth quarter of 2020.

Balance Sheet

As of March 31, 2021, the Company had cash and cash equivalents, restricted cash, short-term bank deposits, short-term investments and long-term bank deposits of RMB14,437.8 million (US$2,203.6 million), compared to RMB3,421.4 million as of December 31, 2020. The increase was primarily due to net proceeds raised in the Company's initial public offering in January 2021. As of March 31, 2021, approximately US$1,647.2 million (RMB10,792.2 million) was denominated in U.S. dollars.

2 Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Business Outlook

For the second quarter of 2021, the Company currently expects net revenues to exceed RMB2,850 million, and expects non-GAAP net income to exceed RMB720 million. The Company’s expected GAAP net income will include share-based compensation expenses which depend on the Company’s share price and are not available without unreasonable efforts. The Company currently also expects gross margin to remain steady.

The above outlook is based on the current market conditions, including those related to the COVID-19 pandemic, and reflects the Company’s preliminary estimates of market and operating conditions, and users’ demand, which are all subject to change. Please refer to "Safe Harbor Statement" in this press release for risks associated with forward-looking statements.

Conference Call

The Company’s management will host an earnings conference call at 8:00 A.M. U.S. Eastern Time on June 2, 2021 (8:00 P.M. Beijing/Hong Kong Time on June 2, 2021).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong, China (toll free):	+800-963-976
Hong Kong, China:	+852-5808-1995
Mainland China:	400-120-6115
Participant Code:	1755332

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for “RLX Technology Inc.” with the Participant Code as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.relxtech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until June 9, 2021, by dialing the following telephone numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10156044

About RLX Technology Inc.

RLX Technology Inc. (NYSE: RLX) is a leading branded e-vapor company in China. The Company leverages its strong in-house technology and product development capabilities and in-depth insights into adult smokers' needs to develop superior e-vapor products. RLX Technology Inc. sells its products through an integrated offline distribution and "branded store plus" retail model tailored to China's e-vapor market.

For more information, please visit: http://ir.relxtech.com.

Non-GAAP Financial Measures

The Company uses Non-GAAP net income and Non-GAAP basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP basic and diluted net income per ADS is computed using Non-GAAP net income and the same number of ADSs used in GAAP basic and diluted net income/(loss) per ADS calculation.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company believes that they help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net income/(loss). The Company also believes that the use of the non-GAAP measures facilitates investors' assessment of its operating performance, as they could provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. They should not be considered in isolation or construed as an alternative to net income/(loss), basic and diluted net income/(loss) per ADS or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review its historical non-GAAP financial measures to the most directly comparable GAAP measures. The non-GAAP financial measures here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.5518 to US$1.00, the exchange rate on March 31, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” and similar statements. Among other things, business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s e-vapor market; changes in its revenues and certain cost or expense items; PRC governmental policies, laws and regulations relating to the Company's industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of this press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

RLX Technology Inc.

Head of Investor Relations

Sam Tsang

Email: ir@relxtech.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

Email: RLX@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: RLX@tpg-ir.com

RLX TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of
	December 31	March 31,	March 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,113,988	9,649,767	1,472,842
Restricted cash	340,813	-	-
Short-term bank deposits	493,282	250,000	38,157
Receivables from online payment platforms	862	5,843	892
Short-term investment	1,473,349	2,646,036	403,864
Accounts and notes receivable	20,089	33,492	5,112
Inventories, net	329,123	197,473	30,140
Amounts due from related parties	21,006	-	-
Prepayments and other current assets	74,383	129,112	19,706
Total current assets	3,866,895	12,911,723	1,970,713
Non-current assets:
Property, equipment and leasehold improvement, net	74,500	80,610	12,303
Intangible assets, net	5,393	4,858	741
Long-term investments	4,000	12,000	1,832
Deferred tax assets	6,000	817	125
Right-of-use assets, net	91,743	97,634	14,902
Long-term bank deposits	-	1,892,009	288,777
Other non-current assets	11,354	25,691	3,921
Total non-current assets	192,990	2,113,619	322,601
Total assets	4,059,885	15,025,342	2,293,314

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	1,459,782	1,561,471	238,327
Contract liabilities	320,434	90,430	13,802
Salary and welfare benefits payable	179,558	251,822	38,435
Taxes payable	363,644	499,564	76,248
Accrued expenses and other current liabilities	116,929	179,966	27,468
Amounts due to related parties	11,174	6,174	942
Lease liabilities - current portion	45,073	51,403	7,846
Total current liabilities	2,496,594	2,640,830	403,068

Non-current liabilities:
Deferred tax liabilities	5,210	5,210	795
Lease liabilities - non-current portion	49,448	49,701	7,586
Total non-current liabilities	54,658	54,911	8,381
Total liabilities	2,551,252	2,695,741	411,449

Shareholders’ equity:
Ordinary shares (US$0.00001 par value; 5,000,000,000 and 15,000,000,000 shares authorized; 1,436,815,570 and 1,570,790,570 shares issued and outstanding as of December 31, 2020 and March 31, 2021, respectively)	94	103	16
Additional paid in capital	1,589,857	12,502,322	1,908,227
Statutory reserves	1,000	1,000	153
Accumulated deficit	(81,640)	(348,669)	(53,218)
Accumulated other comprehensive (loss)/income	(678)	174,845	26,687
Total shareholders’ equity	1,508,633	12,329,601	1,881,865
Total liabilities and shareholders’ equity	4,059,885	15,025,342	2,293,314

RLX TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended
	March 31,	December 31,	March 31,	March 31,
	2020	2020	2021	2021
	RMB	RMB	RMB	US$
Net revenues	368,602	1,618,451	2,398,496	366,082
Cost of revenues	(235,152)	(924,315)	(1,294,423)	(197,567)
Gross profit	133,450	694,136	1,104,073	168,515

Operating expenses:
Selling expenses	(74,065)	(196,683)	(291,535)	(44,497)
General and administrative expenses	(33,685)	(447,045)	(712,814)	(108,797)
Research and development expenses	(24,277)	(208,889)	(211,634)	(32,301)
Total operating expenses	(132,027)	(852,617)	(1,215,983)	(185,595)

Income/(loss) from operations	1,423	(158,481)	(111,910)	(17,080)

Other income/(expense):
Interest income, net	4,652	7,678	9,414	1,437
Investment income	1,522	11,621	14,927	2,278
Others, net	12,639	13,062	(3,167)	(483)
Income/(loss) before income tax	20,236	(126,120)	(90,736)	(13,848)
Income tax expense	(8,137)	(110,625)	(176,293)	(26,908)
Net income/(loss)	12,099	(236,745)	(267,029)	(40,756)

Other comprehensive income/(loss):
Foreign currency translation adjustments	722	(14)	175,523	26,790
Total other comprehensive income/(loss)	722	(14)	175,523	26,790
Total comprehensive income/(loss)	12,821	(236,759)	(91,506)	(13,966)

Net income/(loss) per ordinary share/ADS
- Basic	0.008	(0.165)	(0.174)	(0.027)
- Diluted	0.008	(0.165)	(0.174)	(0.027)

Weighted average number of ordinary shares/ADSs
- Basic	1,436,815,570	1,436,815,570	1,532,086,681	1,532,086,681
- Diluted	1,436,815,570	1,436,815,570	1,532,086,681	1,532,086,681

RLX TECHNOLOGY INC.
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended
	March 31,	December 31,	March 31,	March 31,
	2020	2020	2021	2021
	RMB	RMB	RMB	US$
Net income/(loss)	12,099	(236,745)	(267,029)	(40,756)
Add: share-based compensation expenses
Selling expenses	3,626	123,270	120,703	18,423
General and administrative expenses	4,922	367,426	618,493	94,401
Research and development expenses	5,255	165,395	138,313	21,111
Non-GAAP net income	25,902	419,346	610,480	93,179

Non-GAAP net income per ordinary share/ADS
- Basic	0.018	0.292	0.398	0.061
- Diluted	0.018	0.292	0.398	0.061
Weighted average number of ordinary shares/ADSs
- Basic	1,436,815,570	1,436,815,570	1,532,086,681	1,532,086,681
- Diluted	1,436,815,570	1,436,815,570	1,532,086,681	1,532,086,681

RLX TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended
	March 31,	December 31,	March 31,	March 31,
	2020	2020	2021	2021
	RMB	RMB	RMB	US$
Net cash (used in)/generated from operating activities	(70,091)	1,290,121	827,565	126,311
Net cash (used in)/generated from investing activities	(1,067,102)	829,504	(2,814,247)	(429,538)
Net cash generated from/(used in) financing activities	816,320	(1,200,659)	10,037,422	1,532,010
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	7,665	(10,666)	144,226	22,013
Net (decrease)/increase in cash and cash equivalents and restricted cash	(313,208)	908,300	8,194,966	1,250,796
Cash, cash equivalents and restricted cash at the beginning of the period	484,092	546,501	1,454,801	222,046
Cash, cash equivalents and restricted cash at the end of the period	170,884	1,454,801	9,649,767	1,472,842